SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X  Form 40-F
                                      ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No X
                                      ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 October 22, 2003 Press Release Announcing Futuremedia's GBP500,000 Contract to Deliver Government Funded Learning Programmes.


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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company



By: /s/ Mats Johansson
    ------------------

Mats Johansson
Chief Executive Officer




Date:  22 October 2003


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

                                    EXHIBIT 1
                                    ---------





















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

    CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF
             THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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

                                    EXHIBIT 2
                                    ---------


















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

PRESS RELEASE

FUTUREMEDIA WIN GBP500,000 CONTRACT TO DELIVER GOVERNMENT FUNDED LEARNING PROGRAMMES

COMPANY WILL DELIVER E-ENABLEMENT AND LIFELONG LEARNING PROGRAMMES TO TEES AND NORTH EAST YORKSHIRE NHS TRUST

BRIGHTON, ENGLAND--Oct 22, 2003 -- E-learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) today announced that, following a pilot during the summer; the Company has signed a further contract to deliver their Lifelong Learning Programme.

The programme developed by Futuremedia, which incorporates the Company's Learning Management System, e-Learning content, hosting and instructor lead training, will assist Tees and North East Yorkshire NHS Trust in the delivery of core workforce development competencies including Essential Skills, Information technology, How to eLearn, Personal Learning Plans, Diagnostics, Health and Safety and Information, Advice and Guidance.

Tees and North East Yorkshire NHS Trust is the first organisation within the County Durham and Tees Valley Strategic Health Authority Area to take up this innovative programme funded by Middlesborough College and the Learning and Skills Council. The programme will be delivered between October 2003 and June 2004 with an additional contract value of over GBP500,000 ($800,000).

Pat Carter, Education, Training and Development Manager, Information for Health, Durham and Tees Healthcare Community, comments: "This partnership will provide us with an opportunity to test the effectiveness of blended e-Learning training solutions while giving us time to plan and budget for implementing e-Learning with a clearer knowledge and understanding. Working with Futuremedia is an exciting opportunity for us to implement a range of government funded programmes supported by our training teams who will provide internal marketing, and project management to Futuremedia who will deliver the programmes across a range of technologies including learning centres, stand-alone PCs, the Intranet and the Internet."

The programme will be delivered using a blended education and training approach, developed by Futuremedia, incorporating e-Learning, mentoring, classroom based training and one-on-one and group sessions with expert tutors. All of the programmes are recognised by the Qualifications Curriculum Authority and cover City and Guilds, British Computer Society, and the Chartered Institute of Environmental Health standards.

Mats Johansson, CEO of Futuremedia, comments, "This contract represents the first step in our strategy to deliver comprehensive blended learning programs to the NHS and comes after many months of work developing what we believe is the only fully integrated blended e-learning solution available at present."

About Futuremedia

Futuremedia Plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include Royal Mail, Syngenta, BUPA, BT, Daimler Chrysler, GSK, Channel Four, IDEA and Hilton International. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.


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

Futuremedia can be found on the Web at http://www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, to integrate acquisitions, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

CONTACT:

     Press information:
     Kay Phelps
     The PR Department for Futuremedia
     kay.phelps@theprdepartment.net
     M: +44 7710 043244

     Investor relations:
     Mats Johansson, CEO
     T: +44 1273-829700
     or ir@futuremedia.co.uk


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